                                                                    Exhibit 23.2


                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Cabletron Systems, Inc.


     We consent to the incorporation by reference in this registration statement on Form S-8 of Cabletron Systems, Inc. of our reports dated April 12, 2001, except for the first paragraph of Note 16, which is as of May 23, 2001, relating to the consolidated balance sheets of Cabletron Systems, Inc. as of February 29, 2000 and March 3, 2001 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity, and cash flows for each of the years in the three-year period ended March 3, 2001, and the related schedule, which reports are included in the March 3, 2001 annual report on Form 10-K of Cabletron Systems, Inc.



/s/ KMPG LLP



Boston, Massachusetts
August 3, 2001